Rahaxi, Inc.
Wicklow Enterprise Centre, The Murrough,
Wicklow Town, County Wicklow
Republic of Ireland

March 30, 2010
Stephen Krikorian
Accounting Branch Chief
Melissa Walsh
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:          Rahaxi, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-28749
Dear Sir or Madam:

We are writing in response to your letter dated March 2, 2010, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) with respect to the above-listed reports filed by Rahaxi, Inc. (“Rahaxi”, the “Company,” “we,” “us,” or “our”). We appreciate and have carefully considered the Staff’s comments, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

1.             Form 10-K for the Fiscal Year Ended June 30, 2009, Financial Statements, Consolidated Statements of Operations and Comprehensive Loss, page F-3

COMMENT:  You indicate in response to prior comment 1 that the $1.1 M write-off of the subscription receivable was charged against operations.  As previously requested, explain the basis for your financial statement classification of the write-off, considering that this subscription receivable related to amounts due from stockholders.  That is, tell us why the write-off is not considered a capital transaction and recognized as a reduction to additional paid-in capital.

RESPONSE: As discussed in the Company’s prior filings, including the 10-K for the fiscal year ended June 30, 2009, the Company initiated a financing with a group of European investors (collectively, the “Investors”) in March 2006, led by Olympia Holding AS, for the sale of $9.2 million in Company common stock, plus warrants (the “2006 Financing”).  Pursuant to the 2006 Financing, the Company agreed to issue 15,333,333 shares (post  reverse  split) of restricted common stock under Regulation S at $0.60 per share (post reverse split), plus warrants to purchase 16,666,667 shares (post reverse split) of common stock with two-year exercise periods and strike prices ranging from $4.50 to $25.50.  Pursuant to the terms of the 2006 Financing, the first payment of $4.6 million was due immediately, with a second payment of $4.6 million due within three months thereafter.

U.S. Securities and Exchange Commission
March 30, 2010

The investors in the 2006 Financing partially funded their obligations, but did not make all of the required payments in a timely manner.  To avoid costly litigation, the Company engaged in frequent communications with the Investors and vigorously pursued collection of all amounts due from the Investors.  This strategy proved to be substantially successful, resulting in the ultimate collection of $8,134,924 out of the total of $9.2 million originally due from the Investors as of June 30, 2009.  However, based on the extensive discussions and negotiations over the years with the Investors, the Company concluded that no further funds are collectible from the Investors.  The Company determined that, in light of the potential for protracted litigation involving offshore investors and legal counsel, and the uncertainty of collecting even if successful in litigating such claims, that it was probable the Company will be unable to collect the remaining amounts due according to the contractual terms of the subscription agreement.

As of June 30, 2009, the Company determined the subscription receivable was impaired, based upon the current information and events, since it was probable that the Company will be unable to collect the remaining subscription receivable balance. Accordingly, the Company wrote-off the remaining $1.1 million as a reduction against the subscription receivable and a charge against operations.

We acknowledge there have been alternative views on accounting for impairments of contra-equity accounts according to EITF 00-18.  Since the Company issued all 15,333,333 shares, we believe this accounting treatment is proper, and in fact, more conservative than merely a charge against paid-in capital, as the write-off of the uncollected amount impacts our net profit (loss).  A charge against paid-in capital would only have been appropriate if we had been able to recover and cancel the portion of the shares that were not fully paid for pursuant to the original financing terms.  However, at the time of the write-off, we determined that this was not feasible without costly and potentially extended litigation, especially in light of the decline in our share price since the financing date

2.             Notes to Consolidated Financial Statements, Note 7, Intangible Assets, page F-14

COMMENT: We note your response to prior comment 2.  Please further explain what consideration you gave to events or changes in circumstances that may indicate that the carrying amount of your PLC customer relationship intangible may not be recoverable per paragraph 8 of SFAS 144.  As previously requested, please tell us what consideration  you gave to the declining revenue from your PLC segment as a result of projects being completed during 2009 without comparable replacement projects being initiated.   Also, we note your statement in the response indicating that the economy in Ireland is beginning to recover.  Please further clarify this in light of the disclosures on pages 5 and 7 of your form 10-Q for the quarterly period ended December 31, 2009 that the economic conditions in Ireland are worsening.  In addition, tell us what consideration you gave to the declining operating income of PLC in fiscal year 2009 and through the quarterly period ended December 31, 2009.

U.S. Securities and Exchange Commission
March 30, 2010

RESPONSE:   Our PLC segment has experienced a decline in revenue over the past several quarters.  As of June 30, 2009, we recognize that PLC’s revenues since the year of acquisition has only declined by 14% from proforma fiscal 2007 of $2,108,000 to $1,812,000 in fiscal 2009.     During our year-end closing process, we  considered the economic    adverse change in the business climate that could affect the value of this asset group in accordance with the provisions of paragraph 8 of SFAS 144.  However, we believe the adverse change is a temporary decline in activity in the Irish economy.  As of June 30, 2009, we reviewed PLC’s management’s internal projections, which did not indicate further significant declines in our revenue trends.

In addition, we believe our purchase price of $1,000,000 for the 50% interest in PLC was at fair value and in line with industry comparables which value similar niche consulting practices at similar revenue multiples.

Regarding our statement concerning the condition of the Irish economy, we apologize for not being clear in our prior response to this comment. We believe you are referring to the following portion of our response in our letter of February 16:

Due to the market position of O2 and PLC’s  other major customers in Ireland, as the economy begins to recover, we believe that we will once again benefit from our relationship with these  companies.

We did not mean to imply that the Irish economy is currently recovering. Rather, we  believe that since we have  maintained our relationships with our client base, when the economy does  begin a recovery we will be well-positioned to benefit from it.  In fact, we believe that the Irish economy is still declining, though at a much slower pace. According to The Economic and Social Research Institute (a leading provider of analyses and research in Irish economics and social policy-making) we should “…expect to see a further  contraction in the economy in 2010 but this contraction will be modest compared with 2009.”

In addition, per your January 19, 2010 letter, the Company hereby acknowledges that is has been advised of the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Egan
Paul Egan, President and CEO